
DISCOVERY
Property Location
CAMLAREN
YELLOWKNIFE
Duncan L
Yellowknife Bay
SLAVE
LAKE
Lat. 63°10'
114° Long.
512
1350
1250
977
724
LOCATION MAP
0
8mi
16mi
5km
10km
15km
20km
25km

fig. 1